Exhibit (a)(1)(ii)

JOHN HANCOCK COMVEST PRIVATE INCOME FUND

c/o Comvest Credit Managers, LLC

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

Offer to Purchase Up to 951,485.51

Shares of Beneficial Interest

Dated August 19, 2026

The Offer and Withdrawal Rights Will Expire at

11:59 p.m., Eastern Time, on September 18, 2026

Unless the Offer is Extended

To the Shareholders of John Hancock Comvest Private Income Fund:

Subject to the terms and conditions set forth in this offer to purchase (“Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”), John Hancock Comvest Private Income Fund, a diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”) and is organized as a Delaware statutory trust (the “Fund”), is offering to purchase up to 951,485.51 of its outstanding common shares of beneficial interest (the “Shares”). As of the close of business on June 30, 2026, there were 19,029,710.15 Class I Shares outstanding and no Class S Shares, Class D Shares or Class F Shares outstanding. Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to 951,485.51 Class I Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Purchase (the “Offer Amount”) at a price equal to the net asset value per Share as of September 30, 2026 or a later date determined by the Fund if the Offer is extended (the “Valuation Date”). This Offer is currently scheduled to expire at 11:59 p.m., Eastern Time, on September 18, 2026 (the “Expiration Date”), but the Fund may extend this date; if it does, the Valuation Date may be changed. This Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market.

Shareholders should be aware that, if you tender Shares pursuant to the Offer, your tendered Shares will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Fund, any Fund dividend or distribution with a record date occurring on or after the date on which the Fund accepts the Shares for repurchase.

Shareholders should also realize that the value of the Shares tendered in this Offer will likely change between the most recent time net asset value was calculated and communicated to them and the Valuation Date (the relevant date for determining the value of the Shares tendered to the Fund for purposes of calculating the purchase price of such Shares) and such change could be material. The Fund generally determines the net asset value of the Shares as of the last calendar day of each month within 20 business days after the last calendar day of each month. The most recently calculated net asset value for each class of the Shares can be found by going to www.jhinvestments.com. Shareholders should keep in mind that, if they tender Shares in a tender offer with a Valuation Date that is within the 12-month period following the initial issue date of the Shares being tendered, such Shares will be subject to an “early repurchase deduction” (described further below) of 2% of the aggregate net asset value of the Shares repurchased, except as described below. The early repurchase deduction will reduce the repurchase proceeds. For illustrative purposes, a Shareholder that acquires Shares prior to or on October 1 would not incur any early repurchase deduction for participating in a repurchase offer that has a valuation date of September 30 of the following year (or anytime thereafter).

Shareholders desiring to tender all or any portion of their Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or e-mail it to the Fund’s transfer agent,

Ultimus Fund Solutions, LLC (the “Transfer Agent”), or the shareholder’s financial advisor, as applicable, in the manner provided for in the Letter of Transmittal and set forth in Section 4 “Procedure for Tenders” below.

IMPORTANT

The Fund makes no recommendation to any Shareholder as to whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares and, if so, the portion of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission or the Commodity Futures Trading Commission nor has the Securities and Exchange Commission, the Commodity Futures Trading Commission, or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdictions. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Transfer Agent:

John Hancock Comvest Private Income Fund

c/o Ultimus Fund Solutions, LLC

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

Tel: 833-752-9167

E-mail: comvest@ultimusfundsolutions.com

SUMMARY TERM SHEET

This is a summary of the features of the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, you should read carefully this entire Offer to Purchase and the related Letter of Transmittal.

•

As disclosed in the Fund’s prospectus dated April 30, 2026, as may be amended and/or supplemented from time to time (“Prospectus”), the Fund may from time to time offer to repurchase a portion of its outstanding Shares pursuant to written tenders by Shareholders. Accordingly, the Fund is offering to purchase up to 951,485.51 Class I Shares at a price equal to their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by outstanding Shares) determined as of September 30, 2026 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”). The Shares subject to the Offer represent approximately 5% of the outstanding Shares as of June 30, 2026. The Offer, which begins on August 19, 2026, will remain open until 11:59 p.m., Eastern Time, on September 18, 2026 (the “Expiration Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

•

All Shares issued after October 1, 2025, except for shares issued pursuant to the Fund’s dividend reinvestment plan (“DRIP”), that are tendered and purchased in this Offer will be subject to a 2% “early repurchase deduction.” See Section 6 “Purchases and Payment”.

•	Shareholders may tender all or a portion of their Shares.

•	If an Investor tenders Shares and the Fund purchases those Shares, the Fund will effect payment for those Shares in cash promptly after the determination of the relevant NAV per share is finalized.

•	Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

•

If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $1,500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

•

If you are a participant in the Fund’s DRIP, in the event that you elect to tender your Shares in full, and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date, and any distributions due but not yet paid as of such date will be paid in cash on the scheduled dividend payment date. Shares that are issued pursuant to the DRIP and tendered shall not be subject to the early repurchase deduction.

•

If the Fund accepts the tender of any of your Shares, your proceeds will be funded from one or more of the following sources: cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of other investments.

•

Additional repurchases will be made at such times and on such terms as may be determined by the Board of Trustees of the Fund (the “Board”). Comvest Credit Managers, LLC, the Fund’s investment adviser (the “Adviser”), expects that it will generally recommend to the Board that the Fund offer to repurchase a portion of its outstanding Shares quarterly, but the Fund is not required to make any such offer.

•

Following this summary is a formal notice of the Offer, which remains open until the Expiration Date, unless extended. If you elect to tender your Shares, you have the right to change your mind and withdraw your tendered Shares at any time until the Expiration Date or, if such tendered Shares have not been accepted by the Fund, at any time on or after September 30, 2026. If you would like to tender your Shares, you must complete the Letter of Transmittal enclosed with the Offer to Purchase, and return it as instructed in the Letter of Transmittal by mail to John Hancock Comvest Private Income

Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246, by e-mail to comvest@ultimusfundsolutions.com, or to your financial advisor, as directed. Your properly completed, mailed or e-mailed Letter of Transmittal must be received prior to the Expiration Date. If you decide to tender, it is your responsibility to, and the Fund strongly recommends that you do, confirm receipt of your Letter of Transmittal with the Transfer Agent by calling 833-752-9167, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

•

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Transfer Agent, as specified in the Letter of Transmittal, of a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

•

The value of your Shares will likely change between the most recent time the net asset value was calculated and communicated to you and the Valuation Date (the date when the value of your investment will be determined for purposes of calculating the purchase price of your Shares). If you would like to obtain the estimated net asset value of your Shares, visit the Fund’s website at www.jhinvestments.com.

•	Please note that just as you have the right to withdraw your tender of Shares, the Fund has the right to cancel, amend or postpone this offer at any time on or before the Expiration Date.

•

Shareholders should be aware that, if they tender Shares pursuant to the Offer, they will not be entitled to receive, with respect to tendered Shares that are accepted for repurchase by the Fund, any Fund dividend or distribution with a record date occurring on or after the date on which the Fund accepts the Shares for repurchase.

1. Background and Purpose of the Offer. The purpose of the Offer is to provide liquidity to Shareholders. Because there is no secondary trading market for Shares, the Board has determined, after consideration of various matters, that the Offer is in the best interests of Shareholders in order to provide liquidity for Shares as contemplated in the Prospectus. The Board intends to consider the continued desirability of the Fund making an offer to purchase Shares quarterly, but the Fund is not required to make any such offer.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur.

Shares that are tendered to the Fund in connection with the Offer, if accepted for repurchase, will be repurchased, resulting in a change in the income ratio and an increase in the expense ratios of Shares owned by Shareholders remaining in the Fund (assuming no further issuances of Shares).

2. Offer to Purchase and Price. The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to 951,485.51 of those outstanding Shares that are properly tendered by, and not withdrawn (in accordance with Section 5 “Withdrawal Rights” below) before, the Expiration Date.

The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of a Share tendered will be its net asset value as of the Valuation Date (less any 2% “early repurchase deduction,” as applicable), payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the close of business on June 30, 2026, there were 19,029,710.15 Class I Shares issued and outstanding with a net asset value of $25.09 per share and no Class S Shares, Class D Shares or Class F Shares outstanding. Shareholders may obtain monthly estimated net asset value information until the Expiration Date of the Offer at www.jhinvestments.com. The value of the Shares tendered by Shareholders likely will change between the most recent time net asset value was calculated and communicated to you and the Valuation Date.

3. Amount of Tender. Subject to the limitations set forth below, Shareholders may tender all or a portion of their Shares. If you tender only a portion of your Shares, you must maintain a minimum account balance of at least $1,500 as of the Valuation Date. The Fund reserves the right to purchase all your Shares in the Fund if you tender less than all of your Shares and the number of Shares you tender would cause your account in the Fund to have a value lower than the required minimum balance. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If less than 951,485.51 Shares are properly tendered pursuant to the Offer and not withdrawn, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 “Certain Conditions of the Offer” below. If more than 951,485.51 Shares are duly tendered to the Fund before the expiration of the Offer and not withdrawn, pursuant to Section 5 “Withdrawal Rights” below, the Fund will accept Shares tendered on or before the Expiration Date for payment on a pro rata basis based on the number of tendered Shares with priority for repurchase requests in the case of the death or disability of a shareholder; provided that the Fund reserves the right in its sole discretion to purchase additional outstanding Shares representing up to 2.0% of the Fund’s outstanding Shares without amending or extending the Offer as permitted by Rule 13e-4(f)(1) of the Securities Exchange Act of 1934, as amended. The unaccepted portion of any tender of Shares made by a Shareholder pursuant to this Offer shall not be automatically carried forward or given priority in connection with any future tender offer made by the Fund, but any Shareholder that wishes to have the Fund repurchase Shares that were not accepted for repurchase in connection with this Offer may again tender those Shares in connection with, and subject to the terms and conditions of, any future tender offer made by the Fund.

4. Procedure for Tenders. Shareholders wishing to tender Shares pursuant to the Offer must complete and execute the Letter of Transmittal in accordance with the instructions on the first page of such Shareholder’s Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the specified agent by 11:59 p.m., Eastern Time, on the Expiration Date.

With respect to Shareholders that are required to submit their Letter of Transmittal to the Transfer Agent, submissions may be made by mail or e-mail at John Hancock Comvest Private Income Fund, c/o Ultimus Fund Solutions, LLC, 225 Pictoria Drive, Suite 450, Cincinnati, OH 45246 or comvest@ultimusfundsolutions.com, respectively. The Fund recommends that all documents be submitted by certified mail, return receipt requested.

Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the agent specified in the instructions therein. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and its determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders (i) determined by it not to be in appropriate form or (ii) for which the acceptance of, or payment for, would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder (including, without limitation, the conditions relating to the dates on which Shares must be tendered or withdrawn), and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Board, the Adviser, or any of their agents is obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

By submitting a Letter of Transmittal, and in accordance with the terms and conditions of the Offer, a tendering Shareholder shall be deemed to represent and warrant that: (a) the tendering Shareholder has full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all dividends, distributions, other Shares or other securities or rights declared, paid or distributed in respect of such Shares that are declared, paid or distributed in respect of a record date occurring on or after the date on which the Fund accepts the Shares for repurchase (collectively, “Distributions”)); (b) when and to the extent the Fund accepts the Shares for purchase, the Fund will acquire good, marketable and unencumbered title thereto and to all Distributions, free and clear of all liens, restrictions, charges, proxies, encumbrances or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the tendering Shareholder will execute and deliver any additional documents deemed by the Transfer Agent or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the tendered Shares (and all Distributions); and (d) the tendering Shareholder has read and agreed to all of the terms of the Offer, including this Offer to Purchase and the Letter of Transmittal.

IF YOU WANT TO TENDER ALL OR A PORTION OF YOUR SHARES, YOU MUST DELIVER THE LETTER OF TRANSMITTAL AND OTHER REQUIRED DOCUMENTS IN ACCORDANCE WITH THE INSTRUCTIONS IN THE LETTER OF TRANSMITTAL. ANY DOCUMENTS DELIVERED TO US OR ANY OTHER PERSON WILL NOT BE FORWARDED TO THE TRANSFER AGENT AND WILL NOT BE DEEMED TO BE PROPERLY TENDERED.

If any tendered Shares are not purchased or are properly withdrawn prior to the Expiration Date, such Shares will be returned to the tendering Shareholder promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, without expense to the Shareholder.

5. Withdrawal Rights. Any Shareholder tendering Shares pursuant to this Offer may withdraw tendered Shares at any time before the Expiration Date or, if the Fund has not accepted such tendered Shares, on or after September 30, 2026. A form to use to give notice of withdrawal is enclosed with the Offer to Purchase. To be effective, any notice of withdrawal must be timely received by the agent specified in the instructions to the Notice of Withdrawal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered prior to the Expiration Date by following the procedures for tenders described above.

6. Purchases and Payment. For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

If your Shares are accepted for payment, you will be issued a promissory note (each, a “Note”) promptly following the expiration of the Offer. The Note will be non-interest bearing, non-transferable and non-negotiable. With respect to the Shares tendered, the owner of a Note will no longer be a Shareholder of the Fund, and will not have the rights of a Shareholder, including, without limitation, voting rights. The Fund will effect payment for each Note in cash promptly by check or wire transfer after the determination of the net asset value as of September 30, 2026. Each Note will be held for Shareholders by the Transfer Agent.

Other than the early repurchase deduction described below (if applicable), the Fund does not expect to impose any charges on repurchases of Shares in the Fund.

As described in the Prospectus and except as described below, the amount to which any Shareholder that sells Shares to the Fund in a repurchase offer that has a tender valuation date within the 12-month period following the original issue date of the Shares is entitled to be paid for the tendered Shares will be reduced by 2% of the aggregate net asset value of the Shares repurchased by the Fund; this reduction is referred to herein as an “early repurchase deduction.” Payment of the early repurchase deduction will be made by reducing the repurchase proceeds. The early repurchase deduction will be retained by the Fund for the benefit of remaining Shareholders. Shares repurchased will be treated as having been repurchased on a “first in-first out” basis. Therefore, the portion of Shares repurchased will be deemed to have been taken from the earliest Shares purchased by such Shareholder.

A Shareholder who tenders some but not all of such Shareholder’s Shares for repurchase will be required to maintain a minimum account balance of $1,500 in the Fund. Such minimum account balance requirement may be waived by the Fund, in its sole discretion. The Fund reserves the right to reduce the number of Shares to be repurchased from a Shareholder so that the required account balance is maintained.

The Fund may, in its sole discretion, waive the early repurchase deduction in the following circumstances (subject to the conditions described below):

•	repurchases resulting from death, qualifying disability or divorce;

•	in the event that a Shareholder’s Shares are repurchased because the Shareholder has failed to maintain the $1,500 minimum account balance; or

•	due to trade or operational error.

As set forth above, the Fund may waive the early repurchase deduction in respect of repurchase of Shares resulting from the death, qualifying disability (as such term is defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the “Code”)) or divorce of a Shareholder who is a natural person, including Shares held by such Shareholder through a trust or an individual retirement account or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the Shareholder, the recipient of the Shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such Shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the Shareholder became a Shareholder of the Fund or (iii) in the case of divorce, receiving written notice from the Shareholder of the divorce and the Shareholder’s instructions to effect a transfer of the Shares (through the repurchase of the Shares by the Fund and the subsequent purchase by the Shareholder) to a different account held by the Shareholder (including trust or an individual retirement account or other retirement or profit-sharing plan). The Fund must receive the written repurchase request within 12 months after the death of the Shareholder, the initial determination of the Shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a Shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the Shareholder. If spouses are joint registered holders of Shares, the request to have the Shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the Shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the early repurchase deduction upon death, disability or divorce does not apply.

The Fund expects that the purchase price for Shares acquired pursuant to the Offer to Purchase will be derived from cash on hand (including cash received from investments in the Fund), borrowings and/or proceeds from the sale of other investments. Payment for repurchased shares may adversely impact the Fund’s liquidity and impair the Fund’s ability to grow the business. In addition, payment for repurchased shares may require the Fund to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. The Fund intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

7. Certain Conditions of the Offer. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Valuation Date may occur after September 30, 2026 and in that case, for purposes of determining the purchase price for tendered Shares, the net asset value of such Shares will be determined approximately one month after the actual Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer and in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Shares tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

Please note that just as you have the opportunity to withdraw shares that you have tendered under certain circumstances, the Fund has the right to cancel, amend or postpone the Offer at any time before accepting tendered Shares. The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the Board’s judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; or (c) the trustees who are not “interested persons” of the Fund or the Adviser as defined in Section 2(a)(19) of the 1940 Act and are “independent,” as determined by the Board, (the “Independent Trustees”) of the Fund determine that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

8. Certain Information About the Fund. The Fund is a diversified, closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at 360 S. Rosemary Avenue, Suite 1700, West Palm Beach, FL 33401 and the telephone number is 561-727-2001. Shares are not traded on any established trading market.

Except as noted below, the Fund does not have any other plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Shares (other than the Fund’s intention to accept purchases for Shares from time to time, the DRIP or otherwise in the discretion of the Fund) or the disposition of Shares (except for periodic discretionary solicitations of tender offers); (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or Trustees of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Trustees, to change any material term of the investment advisory arrangements with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Trustees determine may be necessary or appropriate to fund any portion of the purchase price for Shares acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the Second Amended and Restated Declaration of Trust, Second Amended and Restated Bylaws, or Prospectus or other actions that may impede the acquisition of control of the Fund by any person. At a meeting held on April 20, 2026, the Board, including all of the trustees that are not “interested persons” of the Fund, approved the Agreement and Plan of Merger dated June 22, 2026 by and among the Fund, Manulife Private Credit Fund, a Delaware statutory trust (“MPCF”), John Hancock Comvest Merger Sub, LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of the Fund (“Merger Sub”), the Investment Adviser, and Manulife Investment Management Private Markets (US) LLC, a Delaware limited liability company and the investment adviser to MPCF (the “Merger Agreement”). Under the Merger Agreement and the transactions contemplated thereby, Merger Sub would merge with and into MPCF (the “First Merger”), with MPCF continuing as the surviving company and as a wholly-owned subsidiary of the Fund. Immediately after the effectiveness of the First Merger, MPCF will merge with and into the Fund (the “Second Merger” and, together with the First Merger, the “Mergers”), with the Fund continuing as the surviving company. The closing of the Mergers is contingent upon (a) approval of the holders of common shares, par value $0.001 per share, of the Fund, (b) approval of the Merger by holders of common shares, par value $0.01 per share, of MPCF and (c) satisfaction or waiver of certain other closing conditions.

Based on the number of Shares outstanding as of June 30, 2026, the following persons (the named individuals being the Trustees, officers and/or persons deemed to have a controlling interest in the Adviser) own the number of Shares indicated in the below table:

Person	Shares	Percentage of the Fund’s Outstanding Shares
Comvest Credit Managers, LLC	—	—
Robert O’Sullivan	—	—
David G. Lambert	—	—
Eric Rakowski	6,835.22	*
Peter MacEwen	—	—
Cecilio M. Rodriguez	—	—
Jason Gelberd	—	—
Greg Reynolds	—	—
Michael Altschuler	—	—
Trevor Swanberg	—	—
Fernando Silva	—	—
Salvatore Schiavone	—	—

*	Represents less than 1.0%.

Based on information available to the Fund, none of the persons listed above intends to tender any of his or her Shares in the Offer.

Reference is made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. During the past sixty (60) days, the Fund has issued to the Adviser, Trustees and officers of the Fund an aggregate of approximately 104.256 shares, including the net impact of shares issued pursuant to the Fund’s DRIP, for net proceeds of approximately $2,618.98 to the Adviser, any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser. There have been no other transactions in Shares effected during the past sixty (60) days by the Fund, the Adviser, or any Trustee or officer of the Fund, or any person controlling the Fund or the Adviser.

9. Full Tender by DRIP Participants. If you are a participant in the DRIP, in the event you elect to tender your Shares in full and such full tender is accepted by the Fund, your participation in the DRIP will be automatically terminated as of the applicable Expiration Date and any distributions due but not yet paid as of such date will be paid in cash on the scheduled distribution payment date.

10. Certain Federal Income Tax Consequences. The following discussion is a general summary of the U.S. federal income tax consequences of the purchase of Shares by the Fund from Shareholders pursuant to the Offer. This summary is based on U.S. federal income tax law as of the date hereof, including the Code, applicable Treasury regulations, Internal Revenue Service (“IRS”) rulings, judicial authority and current administrative rulings and practice, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below, and the Fund has not obtained, nor does the Fund intend to obtain, a ruling from the IRS or an opinion of counsel with respect to any of the consequences described below. For more detailed information regarding tax considerations applicable to a purchase of Shares by the Fund pursuant to the Offer, and ownership of Shares of the Fund in general, see the Fund’s Prospectus. Shareholders should also consult their own tax advisers regarding their particular situation and the potential tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer, including potential state, local and foreign taxation, as well as any applicable transfer taxes.

Except where noted, this discussion deals only with Shares held as capital assets and does not deal with all tax consequences that may be relevant to Shareholders in light of their particular circumstances or to Shareholders subject to special tax rules (including, without limitation, partnerships or other pass-through entities (and investors therein), dealers or traders in securities, financial institutions, tax-exempt organizations, insurance companies, U.S. expatriates, persons liable for the alternative minimum tax, persons holding Shares as a part of a hedging, conversion or constructive sale transaction or a straddle, nonresident alien individuals present in the United States for more than 182 days during the taxable year in which their Shares are repurchased pursuant to the Offer or U.S. Shareholders (as defined below) whose functional currency is not the U.S. dollar). In addition, this discussion does not address any considerations in respect of any withholding required pursuant to the Foreign Account Tax Compliance Act of 2010 (including the Treasury regulations promulgated thereunder and intergovernmental agreements entered into in connection therewith).

As used herein, the term “U.S. Shareholder” refers to a Shareholder who is (i) an individual citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of the source of such income, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “Non-U.S. Shareholder” refers to a Shareholder who is an individual, corporation, estate or trust and is not a U.S. Shareholder. Except for the discussion under “Non-U.S. Shareholders” and “Backup Withholding,” the following discussion is limited to U.S. Shareholders.

Sale or Exchange of Shares. Under Section 302(b) of the Code, a Shareholder (other than a tax-exempt Shareholder) whose Shares are repurchased pursuant to the Offer generally will be treated as having sold the Shares and will recognize gain or loss for U.S. federal income tax purposes, so long as either (a) such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., reduces such Shareholder’s percentage ownership of the Fund to 0%), (b) such Shareholder meets numerical safe harbors with respect to percentage voting interest and reduction in ownership of the Fund following the completion of the Offer for the distribution to be “substantially disproportionate” with respect to such Shareholder, or (c) the tender otherwise results in a distribution that is “not essentially equivalent to a dividend,” which determination depends on a Shareholder’s particular facts and circumstances, including the initial size of and extent to which a Shareholder’s ownership percentage interest in the Fund is reduced. For these purposes, a shareholder’s ownership of the Fund is determined after applying the ownership attribution rules under Section 318 of the Code. The gain or loss recognized by a Shareholder in such case generally will equal the difference between the price paid by the Fund for the Shares pursuant to the Offer and the Shareholder’s adjusted tax basis in the Shares sold. A tendering Shareholder’s gain or loss will generally be capital gain or loss, and will generally be treated as long-term capital gain or loss if the Shares have been held for more than one year or as short-term capital gain or loss if the Shares have been held for one year or less. For these purposes, a Shareholder’s holding period in Shares repurchased pursuant to the Offer should terminate as of the Valuation Date. If a Shareholder realizes a gain upon the sale of its Shares and payment for the Shares is received after the close of the taxable year of the Shareholder in which the Valuation Date occurs, it is expected that, unless the Shareholder elects otherwise, the Shareholder will generally recognize such gain in the taxable year in which the proceeds are received. The maximum U.S. federal income tax rate applicable to short-term capital gains recognized by a non-corporate Shareholder is currently the same as the applicable ordinary income rate. In addition, the Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, estates and trusts to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income and capital gains, and (ii) any net gain from the sale, exchange or other taxable disposition of the Shares.

In the event that a tendering Shareholder’s ownership (taking into account deemed ownership under Section 318 of the Code) of Shares of the Fund is not reduced to the extent required under the tests described above, such Shareholder would be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the Shares held by the Shareholder after the tender (a “Section 301 distribution”). Such distribution, which would equal the price paid by the Fund to such Shareholder for the Shares sold, would be taxable as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to such Shareholder, with the excess treated as a return of capital reducing the Shareholder’s tax basis in the Shares, and thereafter as capital gain. If any amounts received by a Shareholder are treated as a dividend, the tax basis (after any adjustment for a return of capital) in the Shares sold pursuant to the Offer will generally be transferred to any remaining Shares held by the Shareholder. It is not expected that any amount treated as a dividend will be eligible for the dividends received deduction allowed to corporations or for the reduced U.S. federal income tax rates that are currently imposed on certain “qualified dividend income” received by non-corporate Shareholders.

Provided that no tendering Shareholder is treated as receiving a Section 301 distribution as a result of the Offer, Shareholders whose percentage ownership of the Fund increases as a result of the Offer will not be treated as realizing constructive distributions by virtue of that increase. In the event that any tendering Shareholder is deemed to receive a Section 301 distribution as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including Shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount determined by the increase in their percentage ownership of the Fund as a result of the Offer. Such constructive distribution will be treated as a dividend to the extent of the Fund’s current or accumulated earnings and profits allocable to it.

Under the “wash sale” rules under the Code, provided the tender of Shares pursuant to the Offer is treated as a sale or exchange (and not a distribution as described above), loss recognized on Shares sold pursuant to the Offer will ordinarily be disallowed to the extent the Shareholder acquires other Shares of the Fund (whether through automatic reinvestment of dividends or otherwise) or substantially identical stock or securities within 30 days before or after the date the tendered Shares are purchased pursuant to the Offer. In that event, the basis and holding period of the Shares (or substantially identical stock or securities) acquired will be adjusted to reflect the disallowed loss. Any loss realized by a Shareholder on the sale of Shares held by the Shareholder for six months or less will be treated for U.S. federal income tax purposes as a long-term capital loss to the extent of any distributions or deemed distributions of long-term capital gains received by the Shareholder with respect to such Shares. A Shareholder’s ability to utilize capital losses may be limited under the Code.

Non-U.S. Shareholders. Generally, if a Non-U.S. Shareholder’s sale of Shares pursuant to the Offer is respected as a sale or exchange for U.S. federal income tax purposes pursuant to Section 302(b) of the Code (as discussed above), any gain realized by the Non-U.S. Shareholder will not be subject to U.S. federal income tax or to any U.S. tax withholding, provided that such gain is not effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder. If, however, all or a portion of the proceeds received by a tendering Non-U.S. Shareholder is treated for U.S. federal income tax purposes as a distribution by the Fund that is a dividend, or if a Non-U.S. Shareholder is otherwise treated as receiving a deemed distribution that is a dividend by reason of the Shareholder’s increase in its percentage ownership of the Fund resulting from other Shareholders’ sale of Shares pursuant to the Offer, and, as discussed in greater detail in the Fund’s Prospectus, absent a statutory exemption (for instance, in the case of dividends attributable to certain interest income or certain capital gain income), the dividend received or deemed received by the Non-U.S. Shareholder will be subject to a U.S. withholding tax of 30% (or a lower treaty rate). If any gain or dividend income realized in connection with the tender of Shares by a Non-U.S. Shareholder is effectively connected with a trade or business carried on in the United States by the Non-U.S. Shareholder, such gain or dividend will generally be taxed at the regular rates applicable to U.S. Shareholders. In addition, if the Non-U.S. Shareholder is a non-U.S. corporation, it may be subject to a branch profits tax of 30% (or a lower treaty rate) on its effectively connected income. In order to qualify for an exemption from withholding for effectively connected income or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a Non-U.S. Shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8ECI, W-8BEN or W-8BEN-E, as applicable, or any substitute form). Because an applicable withholding agent may not be able to determine if a particular Non-U.S. Shareholder qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code, such agent may withhold U.S. federal income tax equal to 30% of the gross payments payable to a Non-U.S. Shareholder unless the agent determines that an exemption or a reduced rate of withholding is available as discussed above. However, a Non-U.S. Shareholder may be eligible to obtain a refund of all or a portion of any tax withheld if such Non-U.S. Shareholder establishes that it qualifies for sale or exchange treatment pursuant to Section 302(b) of the Code or is otherwise able to establish that no tax or a reduced amount of tax is due. See the section of the Fund’s Prospectus entitled “Certain U.S. Federal Income Tax Considerations-Foreign Shareholders” for further information concerning the taxation of Non-U.S. Shareholders. Non-U.S. Shareholders are urged to consult their tax advisors regarding the application of U.S. federal income tax rules, including withholding, to their tender of Shares.

FATCA. Sections 1471-1474 of the Code, and the U.S. Treasury Regulations and IRS guidance issued thereunder (collectively, “FATCA”), generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”). If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund or its agent may be required to withhold under FATCA 30% of ordinary dividends the Fund pays (or is deemed to pay) to that shareholder. The IRS and the Department of Treasury have issued proposed regulations providing that gross proceeds the Fund pays to a shareholder for a share repurchase treated as a sale or exchange will not be subject to FATCA withholding. If an amount paid (or deemed paid) by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if the payment would otherwise be exempt from withholding under rules applicable to foreign shareholders. Foreign shareholders are urged to consult their tax adviser regarding the applicability of FATCA.

Backup Withholding. The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any U.S. Shareholder who fails to properly furnish the Fund with a correct taxpayer identification number and a certification that such Shareholder is not subject to backup withholding (generally, through the provision of a properly executed IRS Form W-9). A Non-U.S. Shareholder generally can establish an exemption from backup withholding by certifying as to its foreign status (generally, through the provision of a properly executed IRS Form W-8BEN, W-8BEN-E or other applicable Form W-8).

Shareholders should provide the Fund with a completed IRS Form W-9, W-8BEN or W-8BEN-E, as applicable, or other appropriate form in order to avoid backup withholding on the payment they receive from the Fund regardless of how they are taxed with respect to their tendered Shares. Backup withholding is not an additional tax and any amount withheld may be credited against a Shareholder’s U.S. federal income tax liability, and may entitle the Shareholder to a refund, provided in each case that the appropriate information is furnished to the IRS.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may pay taxes sooner, or pay more taxes, than they would have had the Offer not occurred.

Payments for repurchased Shares may require the Fund to liquidate all or a portion of its portfolio holdings. Such action could give rise to increased taxable distributions to Shareholders, including distributions of ordinary income or short-term capital gains taxable to individuals as ordinary income.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more for an individual Shareholder or $10 million or more for a corporate Shareholder, such Shareholder must file with the IRS a disclosure statement on Form 8886. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”), such as the Fund, are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their disposition of Shares pursuant to the Offer.

11. Miscellaneous. The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund at www.jhinvestments.com, by contacting the Transfer Agent at 833-752-9167, or from the SEC’s internet web site, http://www.sec.gov.

FINANCIAL STATEMENTS

The audited annual financial statements of the Fund dated December 31, 2025 filed with the SEC on EDGAR on March 25, 2026, are incorporated by reference. The Fund will prepare and make available to Shareholders the audited annual financial statements of the Fund within 90 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.